FY2017 Summary

TOYOTA Report

From April 1 to September 30, 2016

Contents


C-HR



TOYOTA

To Our Shareholders

I would like to express my sincere gratitude for your continued support and understanding for our company. With the aim of achieving sustainable growth, we are pressing forward guided by our three main goals. The first is to step up efforts to make ever-better cars. Second, we will sow seeds for growth not only in our automotive business, but also in other fields. Third, we will reinforce our management and financial foundation in order to make the first two goals a reality. In April 2016, we dramatically revamped our organizational structure, introducing a new system based on product-focused in-house companies. With this move, which has transformed each of our in-house companies into a "smaller Toyota," we have created a new organization that I hope will encourage employees to take on new challenges and enables them to grow as people and as professionals. On behalf of everyone at Toyota, I look forward to the continued support of all our shareholders.



November 2016

President, Member of the Board of Directors

April 2016 Reorganization

In 2013, we adopted the "Business Unit system," positioning our automotive operations into four units, "Lexus International," "Toyota No. 1," "Toyota No. 2" and the "Unit Center," under which we promoted regionally driven growth. In April 2016, we overhauled this organization by creating seven product-based in-house companies, each of which oversees pertinent product and manufacturing planning. Full responsibility and authority have been entrusted to the respective presidents of each company to streamline product operations from planning through to manufacturing, thereby facilitating prompt decision-making and business execution. This ensures that everything we do supports our efforts to make ever-better cars, as well as to develop the human resources who will make this happen.

Organization Overview (As of April 18, 2016)

Head Office

- Frontier Research Center
- Divisions not belonging to a group (Corporate Strategy Div., Governance Management Dept., etc.)
- Each Group (External Affairs & Public Affairs, General Administration & Human Resources, Accounting, Purchasing, Customer First Promotion, Production Control, etc.)

Business Units

Region-based

- Business Unit Toyota No.1
  - ·North America Region ·Africa Region
  - ·Europe Region ·Japan Sales Business Group
- Business Unit Toyota No.2
  - ·China Region
  - ·Asia, Middle East & North Africa Region
  - ·East Asia & Oceania Region
  - ·Latin America & Caribbean Region

Product-based

- Advanced
  - Advanced R&D and Engineering Company
- Mass Production
  - Toyota Compact Car Company
  - Mid-size Vehicle Company
  - CV Company
  - Lexus International Co.
- Unit
  - Power Train Company
- Connected Company

Companies/Business Units and Presidents

① Name
② Business/area overseen by company/business unit
③ Message to shareholders

Product-Based Companies

Advanced R&D and Engineering Company



① Kiyotaka Ise

② Development of advanced and cutting-edge technologies

③ Creation does not exist without innovation. We look forward to fostering world-class human resources that help create and realize big dreams as an engineer, and to overseeing the continuous creation of future-focused technologies that exceed the expectations of customers.

Toyota Compact Car Company



① Kazuhiro Miyauchi

② Planning, development and manufacturing of compact cars (Vitz, Aqua, Sienta, etc.)

③ Our aim is to build a team that rallies front-line passion and helps each other with a sense of unity to deliver ever-better cars to customers, ever-more quickly.

Mid-size Vehicle Company



① Moritaka Yoshida

② Planning, development and manufacturing of mid-size vehicles (Corolla, Prius, Camry, Crown, etc.)

③ We will deploy our Toyota New Global Architecture (TNGA), which is already adopted on the Prius, from planning through to production thoroughly on a global basis, to deliver cars that exceed the expectations of customers around the world.

CV Company



① Keiji Masui

② Planning, development and manufacturing of CVs* (Hiace, Coaster, Land Cruiser, Alphard, etc.)

③ We will continue working to build ever-better CVs that respond to diverse needs, supporting lifestyles from the desert to the city, with the ultimate goal of maximizing the happiness and satisfaction of our customers.

*Commercial vehicles

Lexus International Co.



① Tokuo Fukuichi

② Planning, development and manufacturing of Lexus cars

③ We provide vehicles that deliver distinctively Lexus astonishment and exhilaration. With the goal of creating a truly unique brand, we will continue to market exciting vehicles that transcend accepted norms.

Power Train Company



① Toshiyuki Mizushima

② Planning, development and manufacturing of power train units (engines, etc.)

③ Against a backdrop of mounting global efforts to address environmental issues, including through the switch to eco-cars, we will continue working to develop and swiftly commercialize the world's most competitive power trains.

Connected Company



① Shigeki Tomoyama

② Development of on-board data communication modules (DCMs), provision of various mobility services using mounted equipment/communications technologies

③ Our objective is to capitalize on technologies that support connectivity to help shape a new future for Toyota. By connecting vehicles, people and society as a whole, we will strive to create new value for vehicles, as well as to realize what we call the Smart Mobility Society, that is, a society in which all people can enjoy mobility with freedom and peace of mind.

Region-Based Business Units

Business Unit Toyota No. 1



① Didier Leroy

② Toyota's operations in North America, Europe and Africa, and sales business in Japan

③ We promote to make "Always Better Cars" in close cooperation with each in-house company to satisfy customers' needs. We take on challenges in the automotive markets of advanced countries where they require true competitiveness with both speedy decision making, based on *Genchi Genbutsu*, and strong fighting spirit.

Business Unit Toyota No. 2



① Shinya Kotera

② Toyota's operations in China, Asia, the Middle East & North Africa, East Asia & Oceania, and Latin America & Caribbean

③ Taking into account local customer needs, we will strive to establish Toyota as a brand that is viewed as indispensable. To this end, we will seek to ensure precise, speedy decision-making and execution through collaboration with vehicle-based companies, thereby enabling us to respond to rapid changes and steep growth in emerging markets. We will also employ new perspectives and ideas to advance various groundbreaking initiatives.

Headlines for First Half of FY2017

All-New Passo Launched



Designed as a compact car perfectly suited for city driving, the new Passo retains the key features of compact cars, notably excellent cost performance and maneuverability, while preserving its comfortable, spacious interior. The Passo's improved lightweight, high-rigidity body and enhanced suspension combine to ensure a stable, secure and comfortable urban driving experience.

Toyota and KDDI to Promote Establishment of Global Communications Platform to Support Car Connectivity


Toyota Smart Center
Global communications platform
Carrier
Carrier
Carrier
Country X
Country Y
Country Z

We recently partnered with KDDI Corporation to establish a global communications platform that will enable us to maintain stable, higher quality data communications through on-board data communication modules (DCMs). Currently, DCM specs vary according to the country and region. Recognizing that a uniform DCM is essential to bringing greater connectivity to our vehicles, we are currently promoting the development of such a unit, which we expect to complete by 2019. We will begin to install the new uniform DCM in new models launched in Japan and the United States by 2020, after which we will gradually expand installment to include new vehicles in other major markets.

Partially Redesigned Toyota 86 Launched



The popular Toyota 86, first released in 2012, has competed in various motorsports activities, including the 24 Hours of Nürburgring and competitive 86/BRZ races and rallies, which involve the participation of customers, earning its reputation as a car that puts a smile on their faces. With the aim of attracting an increased number of sports car fanatics, we recently launched a partially redesigned version of the 86, implementing updates that facilitate the model's further evolution as a sports car, in order to create a vehicle that emphasizes driving performance.

Daihatsu Becomes Wholly Owned Subsidiary


TOYOTA
DAIHATSU

On August 1, 2016, Toyota and Daihatsu Motor Co., Ltd., completed a share exchange, as a result of which Daihatsu became a wholly owned subsidiary. The goal of this move is to contribute to the creation of ever-better cars for both brands by concentrating on their core competencies for the small car segment, allowing the two companies to achieve sustainable growth. While the companies will maintain independent management styles that capitalize on their respective capabilities, the unified strategy will enable them to collaborate in addressing otherwise prohibitive obstacles, including the development of sophisticated technologies and swift entry into promising new businesses, thereby enhancing corporate value. With the aim of further reinforcing our small car business in emerging markets, we will establish a new in-house company to oversee this business in January 2017.

Apr. — May — Jun. — Jul. — Aug. — Sep.

Toyota Finishes Second in Le Mans 24 Hours





Toyota GAZOO Racing's #6 TS050 Hybrid—one of two racers entered by the team—finished second in the 2016 Le Mans 24 Hours race, round 3 of the World Endurance Championship (WEC). The other, #5, which had been locked in a battle for first place for 23 hours 55 minutes, had a much more disappointing outcome, suffering a sudden loss of power at the start of the penultimate lap and surrendering the chance to post its first victory. Acknowledging all cars and drivers competing against GAZOO on the roads of Le Mans, we promised to return to the race in 2017 as part of our quest to make ever-better cars.

Toyota Captures First Championship at Intercity Baseball Tournament



Team Toyota took first place in the 87th Intercity Baseball Tournament, held over a 12-day period that began on July 15, 2016, as it captured its first championship at this annual nationwide baseball tournament. Commenting after the tournament, Toyota president Akio Toyoda credited the victory to players, support staff, employees and local communities, describing it as a Toyota-like achievement that realizes a long-cherished dream. President Toyoda also praised the other teams and cheerleading squads participating in the tournament for reminding him again of the appeal and thrill of corporate league baseball.

Production of RAV4 Commences in Russia



Branch of Limited Liability Company "TOYOTA MOTOR" in Saint-Petersburg, Russia recently commenced production of the RAV4. This is the second model to be produced at the plant, which has manufactured the Camry since 2007. In preparation for the start of RAV4 production, the plant's annual capacity was expanded from 50,000 to 100,000 vehicles. The RAV4 has earned solid ratings from consumers since its launch to the Russian market in 2002, maintaining top spot in the compact Sport Utility Vehicle (SUV) segment and becoming the best-selling Toyota model in Russia across all segments.

Third Leg of Five Continents Driving Project Kicked Off in Latin America



On August 22, 2016, we kicked off the third leg of our Five Continents Driving Project, an annual initiative that began in 2014, in Latin America. For three and a half months, approximately 110 Toyota employees from Japan and local affiliates worked together to drive through a variety of severe driving conditions over challenging terrain to gain a better understanding of the conditions faced daily by customers in the region. Conducted in line with the principle of *genchi genbutsu*, this project is an important aspect of our efforts in training and honing the abilities of our employees who will be responsible for making ever-better cars in the future.

Financial Highlights (Consolidated Financial Results)

Consolidated Vehicle Sales and Financial Results

First half / Full year

Consolidated Vehicle Sales


(thousands of units)
First half
Full year
10,000
7,500
5,000
2,500
0
8,871
9,116
8,972
8,681
4,363
2013
2014
2015
2016
2017 (FY)

Net Revenues


(trillions of yen)
32
24
16
8
0
22
25
27
28
13
2013
2014
2015
2016
2017 (FY)

Operating Income


(billions of yen)
3,000
2,000
1,000
0
1,320.8
2,292.1
2,750.5
2,853.9
1,116.8
2013
2014
2015
2016
2017 (FY)

Net Income Attributable to Toyota Motor Corporation


(billions of yen)
2,400
1,800
1,200
600
0
962.1
1,823.1
2,173.3
2,312.6
946.1
2013
2014
2015
2016
2017 (FY)

Annual Dividends per Share of Common Stock


(yen)
Interim
Year-end
250
200
150
100
50
0
90
60
30
165
100
65
200
125
75
210
110
100
Interim
100
2013
2014
2015
2016
2017 (FY)

Note: Prescribed dividends are paid to shareholders holding First Series Model AA Class Shares.

Repurchase of Treasury Stock (for Shareholders Return)


(billions of yen)
800
600
400
200
0
180.0*1
293.3
639.3*2
200.0
(max. for first half)
2013
2014
2015
2016
2017 (FY)

*1 Excluding 180.0 billion yen for share repurchases to avoid dilution of shares due to the disposition of shares to Toyota Mobility Foundation.
*2 Excluding 349.9 billion yen for share repurchases to avoid dilution of shares due to the issuance of First Series Model AA Class Shares.

Toyota financial results Search

For more detailed financial information, please see the financial results posted on Toyota's corporate website.
http://www.toyota-global.com/investors/financial_result/

Stock Information and Notes for Shareholders

Stock Information (As of September 30, 2016)

Number of Shares Issued 3,385,097,492

Note: Model AA Class Shares are included.

Number of Shareholders 710,303

Ownership Breakdown

(thousands of shares)



Financial institutions
1,096,118
32.38%
Foreign corporate entities and others
831,437
24.56%
Other corporate entities
672,085
19.85%
Individuals, etc. (including treasury stock)
785,456
23.21%

Note: Ratio indicates the share of ownership to the total number of shares issued.

Major Shareholders (Top 10)

Name	Number of shares held (thousands)	Ratio of the number of shares held to the total number of shares issued (%)
Japan Trustee Services Bank, Ltd.	370,698	10.95
Toyota Industries Corporation	224,515	6.63
The Master Trust Bank of Japan, Ltd.	153,834	4.54
Nippon Life Insurance Company	120,604	3.56
State Street Bank and Trust Company (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	105,248	3.11
DENSO CORPORATION	86,882	2.57
JPMorgan Chase Bank, N.A. (Standing proxy: Settlement & Clearing Service Division, Mizuho Bank, Ltd.)	69,570	2.06
Trust & Custody Services Bank, Ltd.	63,097	1.86
Mitsui Sumitomo Insurance Company, Limited	61,711	1.82
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	59,664	1.76
Total	1,315,823	38.87

Note: The number of treasury stock (334,684 thousand shares) is not included.

Notes for Shareholders

Fiscal year	From April 1 to March 31 of the following year
Ordinary General Shareholders' Meeting	June
Dividend payout confirmation date	Year-end dividend: March 31 Interim dividend: September 30
Stock listings	Japan: Tokyo, Nagoya, Fukuoka and Sapporo Overseas: New York and London
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Special account management institution	Mitsubishi UFJ Trust and Banking Corporation
Contact	Mitsubishi UFJ Trust and Banking Corporation 10-11, Higashisuna, 7-chome, Koutou-ku, Tokyo 137-8081, Japan Japan Toll-Free: (0120)232-711

Notice

Inquiries regarding change of registered address and requests to purchase shares constituting less than one unit

(1) If you have an account with a securities company, please contact your securities company.

(2) If you do not have an account with a securities company and your shares are registered in special accounts, please contact Mitsubishi UFJ Trust and Banking Corporation.

T-ROAD

You are invited to visit the T-ROAD website, which introduces the thoughts and views of Toyota's president, Akio Toyoda, regarding the Company's goals of making ever-better cars and achieving sustainable growth.



QR Reader, which can be downloaded for free to your smartphone, is necessary for scanning the QR code and access to the T-ROAD website.

Note: Communications charges incurred when accessing the T-ROAD website are to be borne by the user.

TOYOTA

http://www.toyota-global.com/